

03052238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Oct 1, 2002 (MM/DD/YY) AND ENDING Sept. 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NNN Capital Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1551 N. Tustin Ave, Suite 200
(No. and Street)

Santa Ana (City) Ca (State) 92705 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Maurer 714-667-8252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Reehl & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place, 3rd Floor (Address) Newport Beach (City) Ca (State) 92660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Maurer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NNN Capital Corp., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Exec. VP.

Title

Notary Public



REBECCA M. O'DONNELL
Commission # 1282469
Notary Public - California
Orange County
My Comm. Expires Oct 30, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NNN CAPITAL CORP.

FINANCIAL STATEMENTS

September 30, 2003 and 2002

INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report 1

Statements of Financial Condition 2

Statements of Income 3

Statements of Changes in Stockholder's Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information

Computation of Net Capital Pursuant to Rule 15c3-1 13

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 14

Statement Pursuant to Rule 17a-5(d)(4) Under the Securities
and Exchange Commission Act of 1934 15

Independent Auditors' Report on Internal Control Required
By SEC Rule 17a-5 for Broker-Dealers Claiming an Exemption
From SEC Rule 15c3-3 16

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
NNN Capital Corp.

Squar, Milner, Reehl & Williamson, LLP
Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

We have audited the accompanying statements of financial condition of NNN Capital Corp. (the "Company"), a California corporation, as of September 30, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squar Milner Reehl & Williamson, LLP

Newport Beach, California
October 28, 2003

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

NNN CAPITAL CORP.
STATEMENTS OF FINANCIAL CONDITION
September 30, 2003 and 2002

	2003	2002
ASSETS		
Cash	$ 2,101,921	$ 790,391
Certificate of deposit	–	22,619
Receivables from affiliated entities	215,220	118,891
Commissions receivable	700,702	490,394
Prepaid expenses	–	2,801
Property and equipment, net	115,505	11,738
	$ 3,133,348	$ 1,436,834
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$ 1,934,974	$ 655,821
Commissions payable	712,594	458,974
	2,647,568	1,114,795
Commitments and Contingencies		
Stockholder's Equity		
Common stock, no par value; 2,500 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Retained earnings	475,780	312,039
	485,780	322,039
	$ 3,133,348	$ 1,436,834

The accompanying notes are an integral part of these financial statements.

NNN CAPITAL CORP.
STATEMENTS OF INCOME
For the Years Ended September 30, 2003 and 2002

	2003	2002
REVENUES		
Commissions	$ 25,959,435	$ 9,012,041
Marketing and due diligence fees	3,074,079	1,258,456
Interest	54,992	16,951
	29,088,506	10,287,448
OPERATING EXPENSES		
Commissions	23,495,563	8,015,606
General and administrative	3,157,101	1,132,433
Due diligence	1,783,584	697,730
Consulting services	236,804	177,342
Marketing	126,371	115,527
	28,799,423	10,138,638
INCOME BEFORE PROVISION FOR INCOME TAXES	289,083	148,810
PROVISION FOR INCOME TAXES	125,342	48,367
NET INCOME	$ 163,741	$ 100,443

The accompanying notes are an integral part of these financial statements.

NNN CAPITAL CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended September 30, 2003 and 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE – October 1, 2001	1,000	$ 10,000	$ 211,596	$ 221,596
Net income	–	–	100,443	100,443
BALANCE – September 30, 2002	1,000	10,000	312,039	322,039
Net income	–	–	163,741	163,741
BALANCE – September 30, 2003	1,000	$ 10,000	$ 475,780	$ 485,780

The accompanying notes are an integral part of these financial statements.

NNN CAPITAL CORP.
STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 163,741	$ 100,443
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense	798	798
Changes in operating assets and liabilities		
Receivables from affiliated entities	(96,329)	(21,011)
Commissions receivable	(210,308)	(171,452)
Prepaid expenses	2,801	4,199
Certificate of deposit	22,619	(1,095)
Accounts payable and accrued liabilities	1,279,153	554,676
Commissions payable	253,620	167,714
Net cash provided by operating activities	1,416,095	634,272
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture	(104,565)	–
Net cash used in investing activities	(104,565)	–
NET INCREASE IN CASH	1,311,530	634,272
CASH – beginning of year	790,391	156,119
CASH – end of year	$ 2,101,921	$ 790,391
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 57,184	$ 34,867

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS AND ORGANIZATION

NNN Capital Corp. (the "Company"), formerly TMP Capital Corp., was incorporated on March 10, 1986 in the State of California and is engaged in business as a broker-dealer, registered with the Securities and Exchange Commission ("SEC"). The Company's activity consists primarily of acting as the managing broker-dealer for sales of units or stock in affiliated entities and generally receives commissions of 8% to 10% of the offering proceeds. The Company, in turn, pays a related commission of 6% to 8% of such offering proceeds to the broker-dealers selling the units, and retains the remaining offering proceeds. The Company's client base consists primarily of entities whose operations are dependent upon the economic conditions of the real estate industry.

As of September 30, 2003 and 2002, the Company's common stock was owned by one individual, who is also the Company's president.

The Company does not carry customer accounts or perform custodial functions related to customers' securities and is, therefore, exempt form the provisions of Rule 15c3-3 of the SEC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of Company management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Reclassifications

Certain reclassifications have been made to the September 30, 2002 financial statements presentation to correspond to the September 30, 2003 format.

Commissions

Commission revenues and commission expenses are recognized on a "trade-date" basis, as securities transactions occur.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or the financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Additionally, the Company's operations are dependent upon the real estate industry, which is historically subject to fluctuations in the local, regional and national economies.

Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 "Disclosures About Fair Value of Financial Instruments" requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. Management believes that the carrying amounts of the Company's financial instruments, consisting primarily of commissions receivable, accounts payable and accrued liabilities, and commissions payable approximate their fair value at September 30, 2003, due to their short-term nature. It is not practical to estimate the fair value of receivables from affiliated entities due to the related party nature of these transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. The Company generally capitalizes all property and equipment expenditures that are greater than $1,000. Ordinary maintenance and repair costs are expensed as incurred.

Depreciation of property and equipment is computed over estimated useful lives of three to seven years using the "straight-line" method.

Substantially all of the Company's property and equipment consist of furniture and fixtures with a cost of approximately $121,000 and $16,000, as of September 30, 2003 and 2002, respectively. Accumulated depreciation totaled approximately $5,400 and $4,600 as of September 30, 2003 and 2002, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Certificate of Deposit

As of September 30, 2002, the certificate of deposit consisted of a principal balance and accrued interest of approximately $20,000 and $2,600, respectively. The certificate of deposit matured in 2003.

Allowance for Uncollectible Receivables

Management believes that all receivables from affiliated entities and commissions receivable will be collected by the Company; accordingly, the accompanying financial statements do not include an allowance for uncollectible accounts.

Income Taxes

The Company follows SFAS No. 109, "*Accounting for Income Taxes*" for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Recently Issued Accounting Pronouncements

Significant recent accounting pronouncements include:

Pronouncement	Title	Adoption/ Effective Date
SFAS No. 141	*Business Combinations*	January 1, 2002
SFAS No. 142	*Goodwill and Other Intangible Assets*	January 1, 2002
SFAS No. 143	*Accounting for Asset Retirement Obligations*	January 1, 2003
SFAS No. 145	*Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*	May 15, 2002

(continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Pronouncements (continued)

Pronouncement	Title	Adoption/ Effective Date
SFAS No. 146	*Accounting for Costs Associated with Exit or Disposal Activities*	January 1, 2003
SFAS No. 148	*Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123*	December 31, 2002
SFAS No. 150	*Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity.*	May 31, 2003
FIN 45	*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34*	December 31, 2002
FIN 46	*Consolidation of Variable interest Entities*	January 31, 2003

In the opinion of management, recent accounting pronouncements did not or will not have a material affect on the financial statements.

3. RELATED PARTY TRANSACTIONS

Commission Revenues

Commission revenues were generated primarily from sales of interests in companies associated with Triple Net Properties, LLC ("Triple Net"), which is affiliated with the Company through common ownership and management. During the years ended September 30, 2003 and 2002, the Company earned approximately $23,812,000 and $7,677,000, respectively, of commission income from these affiliated entities.

Commissions receivable at September 30, 2003 and 2002 include approximately $701,000 and $452,000, respectively, due from affiliated entities.

3. RELATED PARTY TRANSACTIONS (continued)

Marketing and Consulting Fee Income

During the years ended September 30, 2003 and 2002, the Company earned approximately $3,018,000 and $1,258,000, respectively, of marketing and due diligence fees from affiliated entities.

The entire balance of receivables from affiliated entities at September 30, 2003 and 2002 is related to marketing and due diligence fees.

Commission Expenses

Commission expenses of approximately $85,000 were paid to Mr. Anthony W. Thompson, president and sole stockholder of the Company, during the year ended September 30, 2002. No commissions were paid to Mr. Thompson during the year ended September 30, 2003.

Commission expenses of approximately $4,375,000 and $1,679,000 were paid to other affiliated parties during the years ended September 30, 2003 and 2002, respectively.

Commissions payable at September 30, 2003 and 2002 included approximately $16,000 and $113,000, respectively, due to affiliated entities.

Administrative Expenses

Postage, supplies, and other administrative expenses charged to the Company by Triple Net during the years ended September 30, 2003 and 2002, totaled approximately $63,000 and $101,000, respectively. In addition, during the years ended September 30, 2003, and 2002, payroll expenses charged to the Company by Triple Net totaled approximately $154,000 and $290,000, respectively.

Officers' Compensation

During the years ended September 30, 2003 and 2002, Mr. Thompson and Mrs. Thompson received salaries in the amount of $230,000 and $500,000, respectively. During the year ended September 30, 2003, Mr. Thompson and Mrs. Thompson received bonuses in the amount of $2,000,000 and $350,000, respectively. In addition, Mr. Thompson received consulting fees in the amount of $87,000 during the year ended September 30, 2002.

4. PROVISION FOR INCOME TAXES

The current provision for income taxes for the years ended September 30, 2003 and 2002 is approximately as follows:

	2003	2002
State	$ 98,000	$ 19,000
Federal	27,000	29,000
Total	$ 125,000	$ 48,000

Deferred income taxes are not significant to the accompanying financial statements at or for the years ended September 30, 2003 and 2002.

The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon final determination by taxing authorities. No such examinations by taxing authorities are presently in process.

5. COMMITMENTS AND CONTINGENCES

Leases

The Company leases its office space from Triple Net. As of September 30, 2003, the month-to-month lease agreement requires monthly payments of $2,000. Total rent expense paid by the Company to Triple Net was $24,000 and $18,000 for the years ended September 30, 2003 and 2002, respectively.

6. DEFINED CONTRIBUTION PENSION PLAN

Effective October 1998, the Company adopted a defined contribution money purchase pension plan (the "pension plan") for the benefit of its employees. The pension plan covers employees of the Company and eligibility begins after an employee has both completed one year of eligible service and attained the age of twenty-one. The Company contributes to the pension plan an amount equal to 25% of the eligible compensation paid to each participant for such plan year. For the years ended September 30, 2003 and 2002, the Company contributed approximately $75,000 and $35,000 respectively, to the pension plan.

7. REGULATORY REQUIRMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At September 30, 2003, the Company had net capital of $266,915, which was $90,411 in excess of its required minimum net capital of $176,504. The Company's aggregate indebtedness to net capital ratio at September 30, 2003 was 9.92-to-1.

In the opinion of management, the Company is exempt from the provisions of SEC's Customer Protection Rule 15c3-3, because the Company is a broker and dealer that does not carry customer accounts or hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of Reserve Requirement for brokers and dealers.

SUPPLEMENTARY INFORMATION

NNN CAPITAL CORP.
Computation of Net Capital Pursuant to Rule 15c3-1
September 30, 2003

NET CAPITAL	
Total stockholder' equity from statement of financial condition	$ 485,780
Less: non-allowable assets	218,865
	$ 266,915
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 176,504
Minimum dollar net capital required for reporting broker/dealer	$ 5,000
Net capital requirement (greater of above)	$ 176,504
Excess net capital (regulatory net capital less net capital requirement)	$ 90,411
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 2,647,568
Ratio of aggregate indebtedness to net capital	9.92-to-1

Reconciliation with Company' computation (included in Part II of Form X-17A-5 as of September 30, 2003):

Net capital, as reported in Company's Part II of unaudited FOCUS report	$ 684,040
Less: audit and post closing adjustments, net	417,125
Audited net capital	$ 266,915

See Independent Auditors' Report

NNN CAPITAL CORP.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

September 30, 2003

The Company is exempt from the computation of determination of Reserve Requirements pursuant to Rule 15c3-3 under Section k2(i).

The computation of Net Capital under Rule 15c3-1 included in this audit report agrees to the computation in the respondent's corresponding unaudited Form X-17A-5 Part IIA filing as of September 30, 2003.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Squar, Milner, Reehl & Williamson, LLP
Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

To the Board of Directors and Stockholder
NNN Capital Corp.

In planning and performing our audit of the financial statements of NNN Capital Corp. (the "Company") for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Squar Milner Reehl & Williamson, LLP

Newport Beach, California
October 28, 2003

SQUAR MILNER

SQUAR, MILNER, REEHL & WILLIAMSON, LLP
SQUAR MILNER FINANCIAL SERVICES, LLC
SQUAR MILNER REAL ESTATE SERVICES, GP

4100 NEWPORT PLACE, THIRD FLOOR, NEWPORT BEACH, CA 92660
TEL: 949.222.2999 I FAX: 949.222.2989

WWW.SQUARMILNER.COM